SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03025447


SEC MAIL
RECEIVED
PROCESSING
JUN 27 2003
WASH. D.C.
188
SECTION

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

MARATHON OIL CORPORATION
(Exact name of Registrant as Specified in Charter)

Registrant CIK Number 0000101778


PROCESSED
JUL 02 2003
THOMSON
FINANCIAL

Marathon Oil Company Thrift Plan Annual Report On FORM 11-K/A Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part)

Commission File Number **33-56828**

FORM SE

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on June 26, 2003.

MARATHON OIL CORPORATION
(Registrant)

By: 
(Name and Title)
John T. Mills
Chief Financial Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A

ANNUAL REPORT

[X]	**Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [Fee required]**	**or**	[ ]	**Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [Fee required]**
	For the fiscal year ended December 31, 2002			**For the transition period from __________ to __________**

Commission File number 33-56828

MARATHON OIL CORPORATION

5555 San Felipe Road, Houston, TX 70056

Marathon Oil Company Thrift Plan
539 South Main Street
Findlay, Ohio 45840


Marathon Oil Company
Thrift Plan

Financial Statements and
Supplemental Schedules
December 31, 2002 and 2001

Marathon Oil Company
Thrift Plan
Contents
December 31, 2002 and 2001

	Page(s)
Report of Independent Accountants	1
Financial Statements	
Statements of Net Assets Available for Benefits December 31, 2002 and 2001	2
Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2002	3
Notes to Financial Statements	4-10
Supplemental Schedules	
Schedule H, line 4i – Schedule of Assets (Held at End of Year)	11-19
Schedule G, Part I – Schedule of Loans or Fixed Income Obligations	20

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana, Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Accountants

To the Participants and Administrator of the
Marathon Oil Company Thrift Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Marathon Oil Company Thrift Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and loans or fixed income obligations are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 29, 2003

Marathon Oil Company
Thrift Plan
Statements of Net Assets Available for Benefits

	December 31, 2002					
	Stocks	Notes	Cash with Interest	Mutual Funds	Loans	Total
Assets						
Investments, at fair value						
Interest-bearing cash (including money market funds)	$ -	$ -	$ 18,898,590	$ 25,058,655	$ -	$ 43,957,245
Shares of registered investment companies	-	-	-	605,802,433	-	605,802,433
Employer securities						
Common stock	147,501,785	-	-	-	-	147,501,785
Notes	-	-	-	-	-	-
Loans to participants	-	-	-	-	31,258,680	31,258,680
Investments, at contract value						
Guaranteed investment contracts	-	-	32,596,953	-	-	32,596,953
Synthetic investment contracts	-	-	876,187,527	-	-	876,187,527
Net assets available for benefits	$ 147,501,785	$ -	$ 927,683,070	$630,861,088	$ 31,258,680	$1,737,304,623

	December 31, 2001					
	Stocks	Notes	Cash with Interest	Mutual Funds	Loans	Total
Assets						
Investments, at fair value						
Interest-bearing cash (including money market funds)	$ 7,505,647	$ 27,721	$ 13,784,938	$ 18,820,284	$ -	$ 40,138,590
Shares of registered investment companies	-	-	-	757,646,852	-	757,646,852
Employer securities						
Common stock	199,774,508	-	-	-	-	199,774,508
Notes	-	526,239	-	-	-	526,239
Loans to participants	-	-	-	-	30,672,704	30,672,704
Investments, at contract value						
Guaranteed investment contracts	-	-	45,005,580	-	-	45,005,580
Synthetic investment contracts	-	-	842,118,434	-	-	842,118,434
Net assets available for benefits	$ 207,280,155	$ 553,960	$ 900,908,952	$776,467,136	$ 30,672,704	$1,915,882,907

The accompanying notes are an integral part of these financial statements.

Marathon Oil Company
Thrift Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2002					
	Stocks	Notes	Cash with Interest	Mutual Funds	Loans	Total
Additions						
Investment Income						
Interest	$ 28,675	$ 15,132	$ 50,368,298	$ 334,405	$ -	$ 50,746,510
Dividends	5,690,667	-	-	7,474,156	-	13,164,823
Net depreciation in fair value of investments	(53,369,466)	(4,323)	-	(163,175,283)	-	(216,549,072)
	(47,650,124)	10,809	50,368,298	(155,366,722)	-	(152,637,739)
Contributions						
Participants	2,275,084	-	22,566,551	32,559,863	-	57,401,498
Rollovers	231,847	-	13,620,812	2,341,315	-	16,193,974
Employer	1,502,059	-	13,458,914	19,374,145	-	34,335,118
Direct plan transfers	103,737	-	783,999	270,452	6,400	1,164,588
	4,112,727	-	50,430,276	54,545,775	6,400	109,095,178
Loan repayments (including interest)	760,577	-	10,209,374	6,288,328	(15,121,990)	2,136,289
Total additions (deductions)	(42,776,820)	10,809	111,007,948	(94,532,619)	(15,115,590)	(41,406,272)
Deductions						
Benefits paid to participants or beneficiaries	12,487,613	76,621	87,476,070	35,755,519	1,376,189	137,172,012
Loans made	1,389,482	-	9,175,577	6,512,696	(17,077,755)	-
Total deductions	13,877,095	76,621	96,651,647	42,268,215	(15,701,566)	137,172,012
Net increase (decrease) prior to interfund transfers	(56,653,915)	(65,812)	14,356,301	(136,800,834)	585,976	(178,578,284)
Net transfers from (to) other investment options	(3,124,455)	(488,148)	12,417,817	(8,805,214)	-	-
Net increase (decrease)	(59,778,370)	(553,960)	26,774,118	(145,606,048)	585,976	(178,578,284)
Net assets available for benefits:						
Beginning of year	207,280,155	553,960	900,908,952	776,467,136	30,672,704	1,915,882,907
End of year	$147,501,785	$ -	$ 927,683,070	$630,861,088	$ 31,258,680	$ 1,737,304,623

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following brief description of the Marathon Oil Company Thrift Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description or the 2002 Restated Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution thrift savings plan. The Plan covers substantially all regular and casual employees of Marathon Oil Company (the Company), a wholly owned subsidiary of Marathon Oil Corporation, or of a participating employer of the Retirement Plan of the Company or of the Marathon Ashland Petroleum Retirement Plan. In order to participate in the Plan, employees must have one year of vesting service and be 21 years or older. An eligible employee may participate in the Plan by making contributions to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective January 1, 2002, the Company revised several of the Plan's provisions as a result of the Economic Growth and Tax Relief Reconciliation Act of 2001. The revisions included, but were not limited to the following: the maximum percentage of pre-tax and post-tax contributions to the Plan increased; participants vest over a shorter period of three years (previously five years); and rollover contributions into the plan are permissible from any IRA (excluding Roth) or defined contribution arrangement.

Contributions

Participants may elect to make contributions from 1 percent to a maximum of 18 percent of their gross pay consisting of after-tax contributions, or 1 percent to a maximum of 25 percent of their gross pay consisting of pre-tax contributions called Marathon Savers Plus (MSP) or a combination of both. An active participant may make any combination of after-tax and MSP payroll contributions provided that the participant does not exceed the maximums permitted under the Internal Revenue Code (the Code) or the limits set forth in the Plan document.

The contributions of "highly compensated employees" are subject to additional limitations on the amount of their contributions pursuant to the provisions of Code Sections 401(k) and 401(m). Compensation of a participant taken into account under the Plan is limited to $200,000 for 2002, as provided in Code Section 401(a)(17).

Participants may also make Rollover Contributions or Direct-Plan Transfer Contributions of qualified distributions from the qualified plans of the Company, its subsidiaries, its affiliates, and any other qualified plans upon specific authorization and subject to such terms and conditions as set forth by the plan administrator.

To the extent that the Company has accumulated earnings and profits, the Company will match on a dollar for dollar basis each participant's after-tax or MSP contributions to the Plan up to an aggregate of 6 percent of each participant's gross pay.

Valuation of Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings based on the participant's relative investment holdings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are fully and immediately vested in their contributions plus actual earnings thereon. Participants will become fully vested in the Company contributions, plus actual earnings thereon, in any of the following ways: upon retirement under the Retirement Plan of the Company or the Marathon Ashland Petroleum LLC Retirement Plan as then in effect; at death; after three years of service with the Company; or upon attainment of age 65.

Forfeitures

Non-vested participants whose services with the Company have been terminated will forfeit their entire Company matching source and earnings thereon when either of the following takes place: (1) they remove their participant contributions from the Plan, or (2) they do not re-gain employment within five years of termination. Company contributions and earnings thereon are eligible for reinstatement, should a member be rehired prior to the limitations indicated under the Plan. Total forfeitures of $156,053 for the year ended December 31, 2002, were used to reduce the employer matching contributions made to the Plan.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of the funds included in the Schedule of Assets (Held at End of Year), which is attached to these financial statements, except for those passive investments discussed below.

The Plan had a passive investment in the Marathon Oil Company 7% Guaranteed Notes Fund. As such, participants were not able to further invest or transfer funds into this option. These notes were due in June 2002. During 2002, proceeds related to the maturing notes were allocated to participants' accounts based on each participant's relative investment holdings.

As noted in Note 8, on December 31, 2001, United States Steel Corporation (U.S. Steel) and Marathon Oil Corporation became two separate entities. On this date, the U.S. Steel Unitized Stock Fund became a passive investment option.

Effective April 1, 2002, the U.S. Steel and Marathon Oil Corporation Unitized Stock Funds in the Plan transitioned from unitized funds to share accounting. The stock funds have been renamed U.S. Steel Stock Fund and Marathon Oil Corporation Stock Fund. The transition to share accounting eliminated trading restrictions imposed on participants, who under the unitized fund method were restricted from selling additional shares of Company stock for 45 days after an initial sale was made.

Effective December 11, 2002, the U.S. Steel Stock Fund was removed as an investment option under the Plan. All monies not reallocated prior to this date were invested in the Government Money Market Fund.

Participant Loans
Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant's account and bear interest rates that ranged from 4.25 percent to 4.75 percent for 2002, which are commensurate with local prevailing rates as determined monthly by the plan administrator. Principal and interest is paid ratably through payroll deductions for active employees and through coupon payments for employees not receiving pay and retirees.

Payment of Benefits
On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. The participant alternatively may elect to defer the commencement of benefits until a date no later than the April 1, immediately following the calendar year in which such participant attains age 70 ½. A retired member or a spouse beneficiary member may withdraw, during any year, all of any portion of the remaining balance in their account, provided that no withdrawal of less than $500 be made, unless it constitutes the entire remaining balance. Such withdrawals are limited to a maximum of four in a Plan Year. Non-employee members (deferred members, spouse beneficiary members, beneficiary members, and alternate payee members) and retired members who have a Plan balance of $5,000 or less will automatically receive a lump sum distribution in cash. A third option of settlement is available to retired participants. A retired participant may elect to receive his or her benefit on an installment basis with a minimum of three annual installments and the maximum number of annual installments equal to the remaining actuarial life expectancy of the retired participant at the time of commencement of benefits. Active participants (currently employed) who are at least age 70 ½ may also elect the installment option. Each participant shall designate a beneficiary or beneficiaries to receive his or her Plan benefit upon the participant's death.

Active participants or participants with accounts in suspense are eligible to withdraw a portion of their after-tax, rollover or Company matching amounts subject to the provisions of the Plan.

Plan Termination
Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value except for its Cash With Interest Fund (Note 4). The Cash With Interest Fund is stated at contract value and is fully benefit responsive. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Marathon Oil Corporation shares are valued at their respective quoted market prices. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Administration of Plan Assets

Costs and expenses incurred in administering the Plan were paid by the Company, including fees and expenses of the trustee, Fidelity Investments Institutional Operations Company, Inc. (Fidelity), legal counsel and other administrative expenses. Costs assumed by the participant include fees associated with selling of Marathon Oil Corporation common stock. Effective October 1, 2001, all record keeping fees were waived by Fidelity. The Cash With Interest Fund is managed by Fidelity Management Trust Company (FMTC) pursuant to a trust agreement. Any fees charged by FMTC are deducted from the interest earned by Plan members in the Cash With Interest Fund. The total amount of fees charged for 2002 and 2001 in connection with the Cash With Interest Fund was $1,172,682 and $1,151,747, respectively.

New Accounting Pronouncements

The Plan was required to adopt Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133) effective January 1, 2001. Management initially was unable to determine the impact of SFAS No. 133 on the Plan financial statements as a result of the inconsistency in accounting literature between SFAS No. 133 and the Derivatives Implementation Group, requiring derivatives to be measured at fair value and the Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Plans and Defined Contribution Pension Plans (SOP 94-4)," requiring benefit responsive investment contracts (including synthetic GICs) to be measured at contract value.

In April 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This pronouncement provides further guidance to clarify the treatment of investment contracts that were subject to conflicting authoritative guidance between Issue C-19 of the Derivatives Implementation Group of the FASB and the provisions of SOP 94-4. The Board decided to exclude contracts that are subject to SOP 94-4 from the scope of SFAS No. 133. Accordingly, the Plan has continued to measure all benefit responsive investment contracts at contract value at December 31, 2002 and 2001.

Reclassifications
Certain reclassifications of prior year data have been made to conform to 2002 classifications.

3. Investments

The following presents individual investments that represent 5 percent or more of the Plan's net assets available for benefits at December 31, 2002:

Marathon Oil Corporation Common Stock	$ 147,501,785
CDC Capital Inc. Wrapper Contract 1203-02*	219,031,914
Chase Manhattan Bank Wrapper Contract 432711*	219,051,844
Monumental Life Insurance Company Wrapper Contract MDA00178TR*	219,052,038
Westdeutsche Landesbank Wrapper Contract WLB6193*	219,051,731

* These investments are included in the Cash With Interest Fund.

The following presents individual investments that represent 5 percent or more of the Plan's net assets available for benefits at December 31, 2001:

Marathon Oil Corporation Common Stock	$ 199,774,508
CDC Capital Inc. Wrapper Contract 1203-02*	186,968,691
Chase Manhattan Bank Wrapper Contract 432711*	186,994,113
Monumental Life Insurance Company Wrapper Contract MDA00178TR*	186,994,297
Westdeutsche Landesbank Wrapper Contract WLB6193*	186,994,007
Fidelity Growth Company Fund	97,577,515
Fidelity Magellan Fund	112,074,245

* These investments are included in the Cash With Interest Fund.

4. Cash With Interest Fund

The Cash With Interest Fund investment option provides stable value primarily through low risk investments with guaranteed interest rates, while allowing for diversification. The Cash With Interest Fund invests primarily in investment contracts issued by insurance companies and other approved financial institutions, and other short-term investments. The Cash With Interest Fund comprised approximately 53 percent and 47 percent of total Plan investments at December 31, 2002 and 2001, respectively.

At December 31, 2002 and 2001, the Plan held guaranteed investment contracts (GICs) of $32,596,953 and $45,005,580, respectively, and synthetic investment contracts (SICs) of $876,187,527 and $842,118,434, respectively, as recorded at contract value. A SIC is comprised of two components, an underlying asset and a wrapper contract. The underlying asset is valued at representative quoted market prices with the wrapper being valued at the difference between the fair value of the underlying asset and the contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The remaining assets of $18,898,590 and $13,784,938 held by the Cash With Interest Fund at December 31, 2002 and 2001, respectively, are invested in cash equivalents, for which the stated cost approximates fair value.

The fair value of the GICs approximates the contract value as of December 31, 2002 and 2001. The fair values of the SICs held within the Cash With Interest Fund at December 31, 2002 and 2001 were $930,498,258 and $870,799,044, respectively, as determined based on the market values of the contracts' underlying securities plus any accrued income.

The Cash With Interest Fund portfolio's average yield for 2002 and 2001 was 5.66 percent and 6.32 percent, respectively. The portfolio's crediting rate at December 31, 2002 and 2001 was 5.25 percent and 5.93 percent, respectively. The contract crediting rates associated with the SICs are typically reviewed and reset, if needed, on a quarterly basis. The basis for changes in the crediting rates can include expected maturity of the underlying securities, yield-to-maturity, and general interest rate levels.

5. Related-Party Transactions

Shares of Marathon Oil Corporation common stock may be purchased directly from Marathon Oil Corporation or on the open market. During 2002, all shares of the Marathon Oil Corporation common stock were purchased through the open market.

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6. Tax Status

The Internal Revenue Service (IRS) has determined and informed the plan administrator by letter dated May 7, 2003, that the Plan, as amended, meets the requirements of Section 401(a) of the Internal Revenue Code and is not subject to tax under present income tax law. This determination is subject to the Company's adoption of amendments proposed in a letter dated April 7, 2003, which must be adopted on or before the date prescribed by the regulations under Section 401(b). However, the Plan Administrator and the Plan's tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

7. Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

8. Plan Sponsor Event

Prior to December 31, 2001, USX Corporation had two outstanding classes of common stock: USX-Marathon Group common stock (Marathon Stock), which was intended to reflect the performance of USX's energy business, and USX-U.S. Steel Group common stock (Steel Stock), which was intended to reflect the performance of USX's steel business. On December 31, 2001, USX changed its name to Marathon Oil Corporation (Marathon). Also on that day, Marathon disposed of its steel business through a tax-free distribution of the common stock of its wholly owned subsidiary U.S. Steel to holders of Steel Stock in exchange for all outstanding shares of U.S. Steel Stock on a one-for-one basis (the Separation). In connection with Separation, Marathon's certificate of incorporation was amended on December 31, 2001 and, from that date, Marathon has only one class of common stock authorized. As a result of this series of transactions, on December 31, 2001, the stock funds were renamed and the U.S. Steel Unitized Stock Fund became a passive investment option for Plan participants. Effective December 11, 2002, the U.S. Steel Stock Fund was removed as an investment option under the Plan.

Marathon Oil Company
Thrift Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Year Ended December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description	(d) Cost	(e) Current Value
*	Marathon Oil Corporation	Marathon Common Stock - 6,928,219 shares	$ 156,436,302	$ 147,501,785
	Investment Trust Shares			
	Fidelity Fund	Investment Company - 1,169 shares	30,323	26,028
	Fidelity Puritan Fund	Investment Company - 11,021 shares	190,035	174,028
	Fidelity Trend Fund	Investment Company - 297 shares	11,702	11,495
	Fidelity Select Computers	Investment Company - 3,888 shares	119,586	85,700
	Fidelity Select Electronics	Investment Company - 31,954 shares	1,328,563	778,728
	Fidelity Select Food & Agriculture	Investment Company - 2,452 shares	104,278	95,133
	Fidelity Ginnie Mae	Investment Company - 86,055 shares	954,250	967,258
	Fidelity Magellan Fund	Investment Company - 1,013,019 shares	97,596,114	79,987,949
	Fidelity Contrafund	Investment Company - 1,039,226 shares	54,680,817	40,114,115
	Fidelity Equity-Income Fund	Investment Company - 6,150 shares	277,037	243,989
	Fidelity Growth Company Fund	Investment Company - 1,666,064 shares	101,815,253	59,011,990
	Fidelity Investment Grade Bond Fund	Investment Company - 180,986 shares	1,346,721	1,370,061
	Fidelity Growth & Income Fund	Investment Company - 1,699,425 shares	60,236,779	51,509,586
	Fidelity Select Software & Computer	Investment Company - 7,898 shares	339,952	287,965
	Fidelity Intermediate Bond Fund	Investment Company - 791,524 shares	8,082,827	8,493,052
	Fidelity Select Air Transportation	Investment Company - 6,598 shares	204,415	145,487
	Fidelity Capital & Income Fund	Investment Company - 39,440 shares	261,479	247,681
	Fidelity Value Fund	Investment Company - 226,110 shares	11,226,731	10,489,258
	Fidelity Select Gold	Investment Company - 60,107 shares	1,299,818	1,437,748
	Fidelity Select Biotechnology	Investment Company - 23,995 shares	1,297,861	929,320
	Fidelity Select Energy Service	Investment Company - 8,871 shares	286,936	260,626
	Fidelity Select Insurance	Investment Company - 2,263 shares	110,507	100,915
	Fidelity Select Retailing	Investment Company - 1,738 shares	70,478	59,349
	Fidelity Government Income Fund	Investment Company - 1,016,100 shares	10,185,452	10,648,732
	Fidelity Select Energy	Investment Company - 14,517 shares	325,518	297,879
	Fidelity Select Leisure	Investment Company - 828 shares	50,093	41,415
	Fidelity Select Healthcare	Investment Company - 6,772 shares	813,106	690,567
	Fidelity Select Technology	Investment Company - 14,141 shares	770,614	533,111
	Fidelity Select Utilities Growth	Investment Company - 651 shares	21,271	17,185
	Fidelity Select Financial	Investment Company - 2,807 shares	286,764	249,225
			354,325,280	

* Indicates party in interest.

** A synthetic investment contract is comprised of two components, an underlying asset and a wrapper contract. The underlying asset is valued at representative quoted market prices. The wrapper contract is valued as the difference between the fair value of the underlying asset and the contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the Plan contract value.

Marathon Oil Company
Thrift Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Year Ended December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Fidelity Select Defense & Aerospace	Investment Company - 19,538 shares	844,300	774,895
	Fidelity Select Brokerage	Investment Company - 2,440 shares	107,503	89,150
	Fidelity Select Chemical	Investment Company - 1,439 shares	62,808	55,618
	Fidelity Independence Fund	Investment Company - 4,010 shares	62,105	52,412
	Fidelity OTC Portfolio	Investment Company - 15,198 shares	409,236	363,379
	Fidelity Overseas	Investment Company - 1,648 shares	40,862	36,265
	Fidelity Select Telecommunications	Investment Company - 6,803 shares	199,524	173,948
	Fidelity Select Home Finance	Investment Company - 5,277 shares	281,875	257,024
	Fidelity Europe	Investment Company - 2,846 shares	64,077	52,133
	Fidelity Pacific Basin Fund	Investment Company - 1,008 shares	12,952	12,857
	Fidelity Real Estate Investment	Investment Company - 53,708 shares	1,023,411	987,692
	Fidelity Balanced Fund	Investment Company - 959,501 shares	14,173,837	12,751,769
	Fidelity International Growth & Income	Investment Company - 3,153 shares	56,062	53,040
	Fidelity Capital Appreciation Fund	Investment Company - 13,912 shares	258,678	225,094
	Fidelity Convertible Securities Fund	Investment Company - 20,361 shares	385,964	332,701
	Fidelity Canada	Investment Company - 4,810 shares	90,553	87,160
	Fidelity Utilities Fund	Investment Company - 4,423 shares	48,183	42,901
	Blue Chip Growth Fund	Investment Company - 924,475 shares	44,473,558	29,527,735
	Fidelity Asset Manager	Investment Company - 499,321 shares	8,472,794	6,890,636
	Fidelity Disciplined Equity Fund	Investment Company - 211 shares	4,899	3,795
	Low-Price Stock Fund	Investment Company - 1,568,418 shares	39,202,189	39,477,088
	Fidelity Worldwide	Investment Company - 9,516 shares	130,364	113,054
	Equity Income II Fund	Investment Company - 970,496 shares	24,762,572	16,876,925
	Fidelity Stock Selector	Investment Company - 511 shares	10,114	8,480
	Asset Manager - Growth	Investment Company - 634,794 shares	10,624,562	7,598,480
	Fidelity Emerging Markets Fund	Investment Company - 11,600 shares	91,629	83,633
	Fidelity Aggressive Growth Fund	Investment Company - 67,072 shares	1,201,149	750,540
	Fidelity Diversified International	Investment Company - 31,578 shares	582,719	541,878
	Asset Manager - Income	Investment Company - 237,042 shares	2,811,820	2,574,280
	Fidelity Dividend Growth Fund	Investment Company - 122,339 shares	3,291,998	2,730,598
	Fidelity New Market Income Fund	Investment Company - 57,300 shares	637,034	649,207
	Fidelity Export & Multinational Funds	Investment Company - 38,450 shares	597,333	528,687
	Fidelity Focused Stock Fund	Investment Company - 170 shares	1,299	1,211
	Fidelity Global Balanced Fund	Investment Company - 2,692 shares	44,170	39,786
	Fidelity Aggressive International Fund	Investment Company - 1,650 shares	20,306	17,701
			155,082,439	

* Indicates party in interest.

** A synthetic investment contract is comprised of two components, an underlying asset and a wrapper contract. The underlying asset is valued at representative quoted market prices. The wrapper contract is valued as the difference between the fair value of the underlying asset and the contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the Plan contract value.

Marathon Oil Company
Thrift Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Year Ended December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Fidelity Small Cap Selector	Investment Company - 17,141 shares	275,460	227,976
	Fidelity Mid Cap Stock Fund	Investment Company - 109,747 shares	2,297,860	1,784,488
	Fidelity Large Cap Stock Fund	Investment Company - 32,227 shares	501,100	359,333
	Fidelity Contrafund II	Investment Company - 13,132 shares	124,148	113,851
	Fidelity Small Cap Stock Fund	Investment Company - 94,103 shares	1,290,531	1,114,174
	Fidelity Europe Capital Appreciation	Investment Company - 11,190 shares	186,634	154,755
	Fidelity Nordic Fund	Investment Company - 1,385 shares	25,570	21,095
	Fidelity Asset Manager: Aggressive	Investment Company - 10,267 shares	88,823	71,150
	Fidelity Latin America Fund	Investment Company - 1,698 shares	19,138	15,846
	Fidelity Japan Fund	Investment Company - 3,932 shares	37,288	33,147
	Fidelity Southeast Asia Fund	Investment Company - 5,148 shares	55,636	49,734
	Fidelity China Region Fund	Investment Company - 2,809 shares	35,341	30,511
	Fidelity Select Medical Equip & System	Investment Company - 18,172 shares	282,513	280,208
	Fidelity Four-In-One Index Fund	Investment Company - 2,218 shares	46,151	40,028
	Fidelity Japan Smaller Companies Fund	Investment Company - 22,868 shares	164,414	147,270
	Fidelity Growth & Income II	Investment Company - 14,516 shares	115,395	110,180
	Fidelity Strategic Income Fund	Investment Company - 13,491 shares	123,787	126,812
	Fidelity Freedom Income Fund	Investment Company - 1,209 shares	12,909	12,819
	Fidelity Freedom 2010 Fund	Investment Company - 67,401 shares	823,228	771,072
	Fidelity Freedom 2020 Fund	Investment Company - 82,658 shares	1,046,777	879,478
	Fidelity Freedom 2030 Fund	Investment Company - 23,773 shares	276,090	243,438
	Fidelity Target Time 2003	Investment Company - 1,481 shares	14,028	14,141
	Fidelity Small Cap Retirement Fund	Investment Company - 38,842 shares	503,100	398,909
	Fidelity Spartan Total Market Index	Investment Company - 113,712 shares	3,761,779	2,621,058
	Spartan Extended Market Index Fund	Investment Company - 2,795 shares	57,608	53,753
	Spartan International Index	Investment Company - 4,988 shares	117,886	100,466
	Fidelity Intermediate Gov't Income	Investment Company - 31,188 shares	312,747	323,728
	Fidelity High Income Fund	Investment Company - 40,867 shares	309,964	310,588
	Fidelity Fifty Fund	Investment Company - 45,977 shares	766,766	737,478
	Fidelity Select Automotive	Investment Company - 2,291 shares	62,478	51,882
	Fidelity Select Multimedia	Investment Company - 1,122 shares	42,839	38,086
	Fidelity Select Medical Delivery	Investment Company - 12,532 shares	355,975	296,748
	Fidelity Select Paper & Forest Prod.	Investment Company - 1,536 shares	42,415	39,878
	Fidelity Select Banking	Investment Company - 3,758 shares	126,044	113,914
			14,302,422	

* Indicates party in interest.

** A synthetic investment contract is comprised of two components, an underlying asset and a wrapper contract. The underlying asset is valued at representative quoted market prices. The wrapper contract is valued as the difference between the fair value of the underlying asset and the contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the Plan contract value.

Marathon Oil Company
Thrift Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Year Ended December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Fidelity Select Industrial Materials	Investment Company - 957 shares	24,493	23,013
	Fidelity Select Industrial Equipment	Investment Company - 2,238 shares	50,968	38,925
	Fidelity Select Construction & Housing	Investment Company - 22,444 shares	618,449	541,136
	Fidelity Select Transportation	Investment Company - 6,835 shares	199,033	167,393
	Fidelity Select Natural Gas	Investment Company - 10,086 shares	211,774	169,141
	Fidelity Select Natural Resources	Investment Company - 823 shares	11,083	9,098
	Fidelity Select Cyclical Industries	Investment Company - 1,014 shares	14,529	12,075
	Fidelity Select Environmental Services	Investment Company - 342 shares	4,154	3,530
	Fidelity Select Consumer Industries	Investment Company - 91 shares	1,936	1,747
	Fidelity Select Developing Communications	Investment Company - 3,725 shares	52,043	36,768
	Retirement Govt. Money Market	Investment Company - 25,058,655 shares	25,058,655	25,058,655
	Fidelity Spartan U.S. Equity Index	Investment Company - 1,140,943 shares	43,365,650	35,540,385
	Fidelity US Bond Index Fund	Investment Company - 73,210 shares	805,883	822,880
	Fidelity Freedom 2040 Fund	Investment Company - 14,709 shares	90,532	86,195
	Fidelity US Equity Index Pool	Investment Company - 7,278 shares	227,995	191,190
	Fidelity Select Networking & Infrastructure	Investment Company - 83,060 shares	191,596	123,760
	Fidelity Select Wireless	Investment Company - 80,189 shares	326,525	194,859
	Invesco Total Return Fund	Investment Company - 989 shares	20,887	20,667
	Janus Worldwide Fund	Investment Company - 242,201 shares	15,636,664	7,781,905
	Neuberger Berman Guardian Fund Trust	Investment Company - 428 shares	5,053	3,585
	Scudder International Fund	Investment Company - 2,417 shares	92,934	73,384
	Domini Social Equity Fund	Investment Company - 1,617 shares	40,928	34,923
	Invesco Equity Income Fund	Investment Company - 2,056,730 shares	28,362,154	19,682,906
	AIM Weingarten Fund A	Investment Company - 408 shares	4,565	3,766
	Scudder Global Discovery	Investmetn Company - 431 shares	9,930	8,068
	Janus Adviser Growth Fund	Investment Company - 564 shares	9,450	8,574
	Janus Adviser Aggressive Growth Fund	Investment Company - 8,270 shares	169,644	128,105
	Janus Adviser Capital Appreciation Fund	Investment Company - 3,435 shares	67,658	61,562
	Janus Adviser International Growth Fund	Investment Company - 93 shares	2,108	1,691
	Janus Adviser Balanced Fund	Investment Company - 1,689 shares	38,178	35,464
	Janus Adviser Flexible Income Fund	Investment Company - 6,928 shares	84,804	86,259
	Scudder Growth & Income Fund	Investment Company - 2,075 shares	35,880	33,158
	AIM Blue Chip Growth Fund A	Investment Company - 17,064 shares	190,847	152,554
	American Advantage Balanced Fund	Investment Company - 6,357 shares	74,839	67,770
	American Adv Large Cap Value Fund	Investment Company - 11,936 shares	155,820	145,146
			116,257,641	

* Indicates party in interest.

** A synthetic investment contract is comprised of two components, an underlying asset and a wrapper contract. The underlying asset is valued at representative quoted market prices. The wrapper contract is valued as the difference between the fair value of the underlying asset and the contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the Plan contract value.

Marathon Oil Company
Thrift Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Year Ended December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description	(d) Cost	(e) Current Value
	AMR International Equity Fund	Investment Company - 407 shares	5,598	4,832
	PIMCO Total Return - Adm. Class	Investment Company - 158,798 shares	1,692,942	1,694,371
	Templeton Foreign Smaller Companies A	Investment Company - 4,030 shares	54,192	50,171
	Morgan Stanley Equity Growth B	Investment Company - 5,149 shares	76,357	63,535
	Mutual Discovery Fund A	Investment Company - 13,356 shares	248,597	214,499
	Baron Growth Fund	Investment Company - 52,365 shares	1,569,052	1,408,620
	Baron Asset Fund	Investment Company - 2,673 shares	105,294	91,991
	Calvert New Vision Small Cap	Investment Company - 5,888 shares	89,867	81,839
	Calvert Social Investment Fund-Balanced Fund A	Investment Company - 32 shares	752	706
	Montgomery Global 20 Fund R	Investment Company - 561 shares	4,090	3,461
	UAM/FMA Small Company Portfolio	Investment Company - 6,327 shares	115,564	102,373
	UAM/FPA Crescent Portfolio	Investment Company - 58,765 shares	1,017,088	1,022,505
	UAM/Rice,Hall,James Small Cap Portfolio	Investment Company - 21,111 shares	348,414	274,448
	PBHG Emerging Growth Fund	Investment Company - 3,568 shares	37,810	29,937
	Ariel Fund	Investment Company - 79,828 shares	3,039,645	2,813,153
	Ariel Appreciation Fund	Investment Company - 102,962 shares	3,757,651	3,403,910
	Ariel Premier Bond Fund	Investment Company - 11,704 shares	122,149	124,291
	Alger Capital Appreciation Institutional	Investment Company - 8,865 shares	106,497	74,817
	Alger MidCap Growth Institutional	Investment Company - 35,922 shares	494,145	376,817
	Alger Small Cap Institutional Portfolio	Investment Company - 5,151 shares	77,724	56,451
	Dreyfus Founders Growth & Income Fund F	Investment Company - 3,606 shares	15,212	12,622
	Dreyfus Founders Growth Fund F	Investment Company - 1,320 shares	12,339	9,873
	Dreyfus Founders Mid Cap Growth Fund F	Investment Company - 2,155 shares	7,912	5,646
	Dreyfus Founders Worldwide Growth Fund F	Investment Company - 461 shares	5,968	3,840
	Franklin Small Mid Cap Growth Fund A	Investment Company - 4,059 shares	121,187	89,089
	PBHG Growth Fund	Investment Company - 769 shares	12,863	10,902
	INVESCO Dynamics Fund	Investment Company - 31,172 shares	464,804	332,291
	INVESCO Growth Fund	Investment Company - 238,823 shares	505,828	365,399
	INVESCO High Yield Fund	Investment Company - 15,485 shares	58,203	50,792
	INVESCO Select Income Fund	Investment Company - 12,274 shares	70,421	63,822
	INVESCO Value Equity Fund	Investment Company - 1,363 shares	24,264	21,457
	Janus Fund	Investment Company - 2,028,331 shares	70,861,074	36,144,861
	Janus Twenty Fund	Investment Company - 247,201 shares	15,287,038	7,171,304
	Templeton Foreign Fund	Investment Company - 2,273,984 shares	22,381,498	18,896,807
			122,792,039	

* Indicates party in interest.

** A synthetic investment contract is comprised of two components, an underlying asset and a wrapper contract. The underlying asset is valued at representative quoted market prices. The wrapper contract is valued as the difference between the fair value of the underlying asset and the contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the Plan contract value.

Marathon Oil Company
Thrift Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Year Ended December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Morgan Stanley International Magnum B	Investment Company - 639 shares	5,032	5,138
	Morgan Stanley Global Equity B	Investment Company - 3,714 shares	46,988	45,867
	MAS Fixed Income Portfolio Adviser Class	Investment Company - 4,996 shares	58,541	57,552
	MAS High Yield Portfolio Adviser Class	Investment Company - 391 shares	1,999	1,764
	MAS Mid Cap Growth - Adviser Class	Investment Company - 3,929 shares	76,142	46,596
	MAS Value Adviser Class	Investment Company - 4,897 shares	72,449	57,004
	Morgan Stanley Small Company Growth B	Investment Company - 6,145 shares	56,798	44,612
	Morgan Stanley Active Intern'l B	Investment Company - 740 shares	6,470	5,481
	Morgan Stanley Emerging Markets B	Investment Company - 2,353 shares	27,167	23,669
	Mutual Shares Fund A	Investment Company - 41,032 shares	786,153	688,511
	Managers Special Equity Fund	Investment Company - 1,082 shares	64,071	59,587
	Neuberger Berman Focus Fund Trust Class	Investment Company - 8,934 shares	212,803	143,567
	Neuberger Berman Genesis Fund Trust Class	Investment Company - 52,694 shares	1,571,492	1,482,807
	Neuberger Berman Manhattan Fund Trust	Investment Company - 97 shares	809	684
	Neuberger Berman Partners Trust	Investment Company - 936 shares	15,000	11,257
	Neuberger Berman Socially Responsive	Investment Company - 1,335 shares	17,049	14,199
	AIM Value Fund A	Investment Company - 23,631 shares	232,403	177,470
	PIMCO Capital Appreciation - Admin Class	Investment Company - 16,474 shares	247,035	206,579
	PIMCO Mid Cap Fund - Admin Class	Investment Company - 9,925 shares	181,517	152,642
	PIMCO Global Bond Fund - Admin Class	Investment Company - 33,962 shares	318,053	333,510
	PIMCO High Yield - Admin Class	Investment Company - 27,561 shares	244,008	234,819
	PIMCO Long Term US Gov't-Administrative	Investment Company - 86,711 shares	948,421	959,028
	Strong Discovery Fund	Investment Company - 1,125 shares	18,801	16,218
	Strong Growth Fund	Investment Company - 2,924 shares	52,442	38,628
	Strong Common Stock Fund	Investment Company - 6,131 shares	113,900	97,916
	Strong Opportunity	Investment Company - 21,009 shares	827,106	602,954
	Strong Large Cap Growth Fund	Investment Company - 3,651 shares	81,928	60,272
	Strong Government Securities	Investment Company - 61,100 shares	679,422	680,652
	Strong Multi Cap Value	Investment Company - 1,022 shares	46,300	41,033
	Templeton Developing Markets Trust A	Investment Company - 1,452 shares	14,879	14,523
	Templeton Growth Fund A	Investment Company - 11,172 shares	201,257	177,972
	Templeton Global Bond A	Investment Company - 24,947 shares	210,051	223,770
	Templeton World Fund A	Investment Company - 6,253 shares	93,503	80,596
	USAA Cornerstone Strategy Fund	Investment Company - 811 shares	17,799	16,830
			7,547,788	

* Indicates party in interest.

** A synthetic investment contract is comprised of two components, an underlying asset and a wrapper contract. The underlying asset is valued at representative quoted market prices. The wrapper contract is valued as the difference between the fair value of the underlying asset and the contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the Plan contract value.

Marathon Oil Company
Thrift Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Year Ended December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description	(d) Cost	(e) Current Value
	USAA GNMA Trust	Investment Company - 16,323 shares	163,538	167,148
	USAA Income Fund	Investment Company - 37,564 shares	458,347	465,789
	USAA Income Stock Fund	Investment Company - 2,423 shares	35,263	29,968
	USAA International	Investment Company - 1,253 shares	20,957	18,961
	USAA Growth Fund	Investment Company - 473 shares	7,655	4,665
	USAA Emerging Markets Fund	Investment Company - 7,456 shares	54,655	49,062
	Vanguard Windsor	Investment Company - 4,128,832 shares	62,638,128	49,545,989
	AIM Constellation Fund A	Investment Company - 2,904 shares	54,686	48,297
	Credit Suisse Appr. Fund Common	Investment Company - 6,452 shares	113,121	78,392
	Credit Suisse Emerging Growth	Investment Company - 218 shares	6,105	4,107
	Credit Suisse Global Fixed Income Common	Investment Company - 247 shares	2,473	2,432
	Credit Suisse Value II Fund	Investment Company - 7,397 shares	94,593	77,888
	RS Emerging Growth Fund	Investment Company - 12,133 shares	334,344	232,339
	TCW Galileo Small Cap Growth N	Investment Company - 2,188 shares	35,685	21,572
	TCW Galileo Aggressive Growth N	Investment Company - 7,572 shares	72,155	59,665
	Scudder 21st Century Growth Fund S	Investment Company - 8,165 shares	135,024	80,750
	Morgan Stanley Institutional Value B	Investment Company - 21,425 shares	196,252	154,476
	AIM Balanced A	Investment Company - 4,140 shares	102,082	86,152
	AIM Global Aggressive Growth Fund A	Investment Company - 785 shares	9,634	8,661
	Managers Bond Fund	Investment Company - 20,481 shares	461,125	480,288
	Managers Capital Appreciation Fund	Investment Company - 2,686 shares	75,195	54,695
	Managers Value Fund	Investment Company - 4,378 shares	115,238	90,578
	RS Smaller Company Growth Fund	Investment Company - 7,356 shares	130,822	94,087
	TCW Galileo Select Equity N	Investment Company - 2,143 shares	34,429	24,430
			65,351,506	

* Indicates party in interest.

** A synthetic investment contract is comprised of two components, an underlying asset and a wrapper contract. The underlying asset is valued at representative quoted market prices. The wrapper contract is valued as the difference between the fair value of the underlying asset and the contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the Plan contract value.

Marathon Oil Company
Thrift Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Year Ended December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Cash With Interest Contract Carriers:			
	AIG Life Insurance Co.	Guaranteed Investment Contract		
	Contract #GIC-1023; 5.26%; 10/21/2003		12,395,447	12,395,447
	CDC Capital Inc.	Guaranteed Investment Contracts		
	Contract #BR203-03; 5.98%; 4/29/2004		20,201,506	20,201,506
	CDC Capital Inc.			
	Wrapper Contract 1203-02; 6.25%	Actively Managed Global Wrap**		(13,592,650)
				232,624,564
	Total Contract Value		219,031,914	219,031,914
	Chase Manhattan Bank			
	Wrapper Contract 432711; 6.25%	Actively Managed Global Wrap**		(13,572,720)
				232,624,564
	Total Contract Value		219,051,844	219,051,844
	Monumental Life Insurance			
	Wrapper Contract MDA00178TR; 6.25%	Actively Managed Global Wrap**		(13,572,526)
				232,624,564
	Total Contract Value		219,052,038	219,052,038
	Westdeutsche Landesbank			
	Wrapper Contract WLB6193; 6.25%	Actively Managed Global Wrap**		(13,572,833)
				232,624,564
	Total Contract Value		219,051,731	219,051,731
			908,784,480	

* Indicates party in interest.

** A synthetic investment contract is comprised of two components, an underlying asset and a wrapper contract. The underlying asset is valued at representative quoted market prices. The wrapper contract is valued as the difference between the fair value of the underlying asset and the contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the Plan contract value.

Marathon Oil Company
Thrift Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Year Ended December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description	(d) Cost	(e) Current Value
*	Fidelity Management Trust Company Variable interest rate –1.35% as of 12/31/02	Interest-Bearing Cash-Fidelity Institutional Cash Portfol: Money Market Portfolio; Class A Money Market Pool	18,898,590	18,898,590
*	Fidelity Management Trust Company Interest rates range from 4.25%-4.75% due 1/1/02 - 12/31/2007	Loans to Plan Participants	-	31,258,680
	TOTALS		$ 1,919,778,487	$ 1,737,304,623

* Indicates party in interest.

** A synthetic investment contract is comprised of two components, an underlying asset and a wrapper contract. The underlying asset is valued at representative quoted market prices. The wrapper contract is valued as the difference between the fair value of the underlying asset and the contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the Plan contract value.

Marathon Oil Company
Thrift Plan
Schedule G, Part I - Schedule of Loans or Fixed Income Obligations
Year Ended December 31, 2002

Identity & Address of Obligator	Original Amount of Loan*	Amount Received During Plan Year Principal	Interest	Unpaid Balance at End of Plan Year	Description Loan Date	Maturity Date	Amount Overdue Principal	Amount Overdue Interest
Kevin W. Anderson, #66771 32 Caney Ford Road Poplarville, MS 39470	$7,012	--	--	$20,568	12/31/1986	12/31/1990	$7,012	$13,556
Richard Crawford, #67351 PO Box 552 Midland, TX 79702	$14,057	--	--	$45,304	12/3/1986	12/3/1990	$14,057	$31,247
Felix A. Ragas, #64488 81 Melrose Drive Destrehan, LA 70047	$10,006	--	--	$20,113	12/23/1986	12/23/1990	$8,337	$11,776

* These loans were made to the Plan members reflected and are secured by the members' pledge of his accrued non-forfeitable benefit in the Plan. The interest rate is established based on an effective annual rate that is equal to the lowest money rate published in the Midwest edition of the *Wall Street Journal* on the first business day of the month preceeding each calendar quarter, plus one percent. These members are delinquent in payments against the entire loan balance or the required payments according to the terms evidenced by the member's signed promissory note. None of these loans have been renegotiated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Marathon Oil Company Thrift Plan has caused this annual report on Form 11-K/A to be signed on its behalf by the undersigned thereunto duly authorized.

MARATHON OIL COMPANY THRIFT PLAN

By 
Eileen M. Campbell, Administrator

Dated: June 26, 2003

Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-29709 and No. 33-56828) of Marathon Oil Corporation of our report dated May 29, 2003 relating to the financial statements of the Marathon Oil Company Thrift Plan, which appears in this Form 11-K/A.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Houston, Texas
June 26, 2003

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Marathon Oil Company Thrift Plan (the "Plan") Annual Report on Form 11-K, as amended by Form 11 K/A, for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Eileen M. Campbell, Administrator of the Plan, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Plan.



Eileen M. Campbell, Administrator
June 26, 2003